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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING



(Check one): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

For Period Ended: September 30, 2006

     |_|  Transition Report on Form 10-K

     |_|  Transition Report on Form 20-F

     |_|  Transition Report on Form 11-K

     |_|  Transition Report on Form 10-Q

     |_|  Transition Report on Form N-SAR

     For the Transition Period Ended: ____________________________


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  Read attached instruction sheet before preparing form. Please print or type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

The BISYS Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

105 Eisenhower Parkway
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Address of Principal Executive Office (Street and Number)

Roseland, New Jersey 07068
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)  The reasons described in reasonable detail in Part III of this
      |       form could not be eliminated without unreasonable effort or
      |       expense
      |
      |  (b)  The subject annual report, semi-annual report, transition report
      |       on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|_|   |       portion thereof, will be filed on or before the fifteenth calendar
      |       day following the prescribed due date; or the subject quarterly
      |       report or transition report on Form 10-Q, or portion thereof, will
      |       be filed on or before the fifth calendar day following the
      |       prescribed due date; and
      |
      |  (c)  The accountant's statement or other exhibit required by Rule
      |       12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, the Company has not been able to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2006 ("Fiscal 2006 Form 10-K") with the SEC in a timely fashion for the reasons set forth in the Company's Form 12b-25 dated September 14, 2006, and that filing is delinquent as of the date hereof. As a result, the Company is unable to file its Form 10-Q for the quarter ended September 30, 2006 ("Q1 Fiscal 2007 Form 10-Q") within the prescribed time. The Company is endeavoring to complete these reports as soon as is practicable, but will not be in a position to file the Q1 Fiscal 2007 Form
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10-Q report by November 14, 2006, the end of the extension period. The Company currently expects that the Fiscal 2006 Form 10-K filing will be made by mid-December 2006 and that the Q1 Fiscal 2007 Form 10-Q filing will be made as soon as practicable thereafter.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Bruce D. Dalziel             973                         461-2500
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          (Name)              (Area Code)                (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer
      is no, identify report(s).   Yes |_|    No |X|

Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      Yes |X|      No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's Information Services business will be reflected as a discontinued operation for all periods in its Fiscal 2006 Form 10-K, based on the March 3, 2006 sale. The Company has not yet completed the preparation of its financial statements for the first quarter of fiscal 2007, and thus cannot at this time provide a reasonable estimate of any significant change in its results of continuing operations for the first fiscal quarter of 2007 compared to the corresponding period for fiscal 2006.

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                              The BISYS Group, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 9, 2006    By /s/ Bruce D. Dalziel
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                            Bruce D. Dalziel
                            Executive Vice President and Chief Financial Officer



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